SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 6 2009
DIVISION OF MARKET REGULATION

09041132

SEC ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNX, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stonefield Josephson, Inc

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 7/10/09

7/17/09

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNX, Inc.

Financial Statement

Year Ended September 30, 2008

Filed in accordance with Rule 17a-5(e)(3) of the securities Exchange Act of 1934 as a PUBLIC document.

UNX, Inc.
Table of Contents
Year Ended September 30, 2008

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report

To the Board of Directors and Stockholder of UNX, Inc.
Burbank, California

We have audited the accompanying statement of financial condition of UNX, Inc. (the "Company"), as of September 30, 2008, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UNX, Inc. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
November 24, 2008

WWW.SJACCOUNTING.COM

Los Angeles
2049 Century Park East
Suite 400
Los Angeles, California 90067

TEL: 310.453.9400
FAX: 310.453.1187

Orange County
4 Park Plaza
Suite 900
Irvine, California 92614

TEL: 949.653.9400
FAX: 949.833.3582

San Francisco
101 Montgomery Street
Suite 1900
San Francisco, California 94104

TEL: 415.981.9400
FAX: 415.391.2310

East Bay
1333 N. California Boulevard
Suite 470
Walnut Creek, California 94596

TEL: 925.938.9400
FAX: 925.930.0107

UNX, Inc.
Statement of Financial Condition
September 30, 2008

Assets	
Cash and cash equivalents	$ 841,430
Restricted cash	1,151,767
Accounts receivable:	
Clearing broker, including restricted cash of $1,000,000	2,893,367
Broker-dealers	790,566
Other	380,743
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,123,746
Prepaid expenses and other assets	595,528
Goodwill	13,498,801
Total assets	$ 21,275,948
Liabilities and Stockholders' Equity	
Liabilities:	
Commissions and rebates payable	$ 1,654,724
Accrued expenses and other liabilities	1,435,011
Accounts payable	468,223
Total liabilities	3,557,958
Commitments and contingent liabilities (Note 4)	
Stockholders' equity:	
Common stock, $.0000001 par--1 share authorized, issued and outstanding	1
Additional paid-in capital	48,606,286
Accumulated deficit	(30,888,297)
Total stockholders' equity	17,717,990
	$ 21,275,948

The accompanying notes are an integral part of the statement of financial condition.

(1) Organization and Principal Business Activity:

UNX, Inc. (the "Company") was incorporated in 2000 and is a wholly owned subsidiary of UNX Holdings, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers institutional brokerage trading and execution services, including a proprietary electronic trading platform. The Company clears its securities transactions on a fully disclosed basis with a clearing broker and accordingly is exempt from SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The Company is based in Burbank, California, and has sales offices in San Diego, California, and New York, New York.

(2) Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. banks and money market funds which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Restricted Cash

At September 30, 2008, restricted cash consists of $1,151,767 related to amounts due to customers participating in the Company's commission rebate program.

The Company has a clearing deposit of $1,000,000 at a related broker-dealer which is included in accounts receivable – clearing broker.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at costs that approximate fair value due to their short period to maturity.

(2) Summary of Significant Accounting Policies (Continued):

Allowance for Doubtful Accounts

The Company continually monitors the collection of its receivables. The allowance for doubtful accounts is based on historical collection experiences. As of September 30, 2008, the Company deemed all of its receivables as collectable and did not have an allowance for doubtful accounts.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Other Intangibles

Goodwill is computed as the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives be tested for impairment at least annually and more frequently if circumstances change that signify the possible existence of impairment. There was no goodwill impairment at September 30, 2008.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when the balances reverse. A valuation allowance is recognized against deferred tax assets net of the amounts expected to be realized in future years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements, net, are comprised of the following:

Computer hardware and related software	$ 6,131,395
Leasehold improvements	831,615
Furniture and fixtures	309,353
Office equipment	174,284
Accumulated deprecation and amortization	(6,322,901)
	$ 1,123,746

(4) Commitments and Contingencies:

Leases

The Company leases office space under non-cancelable operating leases. The Company has the following operating lease commitments:

Year Ending September 30,	Minimum Rentals
2009	$ 880,470
2010	670,813
2011	621,133
2012	552,948
2013	521,835
2014 and thereafter	620,722
	$ 3,867,921

Employment Contracts

The Company has employment contracts with two of its officers and a term ending September 30, 2010. The contracts provide for compensation if they are terminated without cause.

Litigation

The Company has litigation arising from the normal course of business. When it is both probable that a liability has been incurred and the amount can be reasonably estimated, management accrues for such future liability.

(5) Off-Balance-Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a related party clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer accounts.

(6) Income Taxes:

At September 30, 2008, the Company had net deferred tax assets of $8,841,736. The Company has established a valuation allowance against 100% of the deferred tax assets until it can determine that it is more likely than not that the asset will be realized. The deferred tax assets primarily result from approximately $21,674,000 of net operating loss carryforwards and other immaterial timing differences for depreciation and accrued expenses. The net operating loss carryforwards will begin to expire in 2020. In addition, the Company's net operating loss may be subject to additional annual limitations if there is a 50% or greater change in the Company' ownership, over a rolling three-year period.

(7) Retirement Plan:

The Company has a defined contribution retirement plan (the "Retirement Plan"). Under the terms of the Retirement Plan, the Company may make discretionary matching contributions and profit-sharing contributions.

(8) Net Capital Requirements and Customer Protection Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $250,000 or 2% of customer aggregate debit balances. As of September 30, 2008 the Company had net capital of $2,013,791 which was $1,763,791 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

(9) Related Parties:

The Company's clearing broker-dealer and a significant customer hold preferred stock and warrants in the Company's parent, UNX Holdings, Inc. As of September 30, 2008, the Company had the following balances with its related parties:

Cash equivalents and account receivable from clearing broker	$ 3,414,295
Account receivable from broker-dealers	248,165
Accounts payable and accrued expenses	39,609

STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report on Internal Control Required by SEC 17a-5(g)(1) for a Broker-Dealer Claiming An Exemption From SEC RULE 15c3-3

To the Board of Directors of UNX, Inc.
Burbank, California

In planning and performing our audit of the financial statements and supplemental schedules of UNX, Inc. (the "Company"), as of and for the year ended September 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WWW.SJACCOUNTING.COM

Los Angeles	Orange County	San Francisco	East Bay
2049 Century Park East	4 Park Plaza	101 Montgomery Street	1333 N. California Boulevard
Suite 400	Suite 900	Suite 1900	Suite 470
Los Angeles, California 90067	Irvine, California 92614	San Francisco, California 94104	Walnut Creek, California 94596
TEL: 310.453.9400	TEL: 949.653.9400	TEL: 415.981.9400	TEL: 925.938.9400
FAX: 310.453.1187	FAX: 949.833.3582	FAX: 415.391.2310	FAX: 925.930.0107

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
November 24, 2008